SCHEDULE A


First Trust/Dow Jones Dividend & Income Allocation Portfolio

First Trust Multi Income Allocation Portfolio

First Trust Dorsey Wright Tactical Core Portfolio

First Trust Capital Strength Portfolio

First Trust International Developed Capital Strength Portfolio